This filing is made pursuant to Rule 424(b)(3)

under the Securities Act of 1933 in

connection with Registration No. 333-123095

PROSPECTUS

5,872,426 Shares

of Class A Common Stock

Science Applications International Corporation

SAIC is offering 4,811,151 shares of its Class A common stock to present and future employees, consultants and directors, which includes shares that are anticipated to be offered and sold directly by our stockholders in our limited market, which sales may be attributed to SAIC by the SEC.

The selling stockholders may from time to time offer and sell up to an aggregate of 1,061,275 shares of Class A common stock under this prospectus.

Our certificate of incorporation limits a stockholder’s right to transfer these shares. We have a right to repurchase the shares if a stockholder’s employment or affiliation with us terminates.

All stockholders who sell shares in our limited market, other than our retirement plans, will pay a sales commission. We will only receive proceeds from sales of shares made directly by us. We will not receive any proceeds from sales made by our stockholders, even when such sales are attributable to SAIC by the SEC.

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 3 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Class A common stock is not listed on any national securities exchange or the Nasdaq stock market. Our board of directors determines the price at which shares are purchased. The board uses a valuation process, which includes a formula and the assistance of an independent appraisal firm, to establish the stock price. The price of the shares on June 1, 2006 was $48.06 per share.

The date of this prospectus is June 1, 2006

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

We are a leading provider of scientific, engineering, systems integration and technical services and solutions to all branches of the U.S. military, agencies of the U.S. Department of Defense (DoD), the intelligence community, the U.S. Department of Homeland Security (DHS) and other U.S. Government civil agencies, as well as to customers in selected commercial markets. Our customers seek our domain expertise to solve complex technical challenges requiring innovative solutions for mission-critical functions in such areas as national security, intelligence and homeland defense. Increasing demand for our services and solutions is driven by priorities including the ongoing global war on terror and the transformation of the U.S. military.

On September 1, 2005, our newly formed wholly-owned subsidiary, SAIC, Inc., filed a registration statement on Form S-1 with the Securities and Exchange Commission (SEC) for an initial public offering of common stock (public offering). In addition, SAIC, Inc. filed with the SEC a registration statement on Form S-4 and we delivered to our stockholders a proxy statement/prospectus to obtain stockholder approval of a merger agreement pursuant to which we would become a wholly-owned subsidiary of SAIC, Inc. In the merger, each share of our Class A common stock would be converted into the right to receive two shares of Class A preferred stock of SAIC, Inc., and subject to the exercise or appraisal rights, each share of our Class B common stock would be converted into the right to receive 40 shares of Class A preferred stock of SAIC, Inc. If the merger is completed, the new common stock of SAIC, Inc. would have the same economic rights as the new Class A preferred stock but would be entitled to one vote per share while the new Class A preferred stock would be entitled to 10 votes per share. After the merger, SAIC, Inc. intends to offer its shares of common stock to the public. As a publicly traded company, SAIC, Inc. would have no right of first refusal on transfers of the new Class A preferred stock or the new common stock and no right to repurchase those shares upon termination of affiliation of an employee, director or consultant. Subject to stockholder approval of the merger agreement and satisfactory market conditions and other factors, we expect to complete the merger and the public offering in the Fall of 2006.

In conjunction with the public offering, the board of directors intends to declare a special dividend that would be paid to the holders of our common stock as of a record date that would be set by the board of directors. Payment would be conditioned upon completion of the public offering and it is anticipated that the dividend would be paid within 25 days after the completion of the public offering. The special dividend is expected to range from approximately $8 to $10 per share of our Class A common stock and from approximately $160 to $200 per share of our Class B common stock.

We offer a broad range of services and solutions to address our customers’ most complex and critical technology-related needs. These services include the following:

•	Defense Transformation. We develop leading-edge concepts, technologies and systems to solve complex challenges facing the U.S. military and its allies, helping them transform the way they fight.

•	Intelligence. We develop solutions to help the U.S. defense, intelligence and homeland security communities build an integrated intelligence picture, allowing them to be more agile and dynamic in challenging environments and produce actionable intelligence.

•	Homeland Security and Defense. We develop technical solutions and provide systems integration and mission-critical support services to help federal, state, local and foreign governments and private-sector customers protect the United States and allied homelands.

•	Logistics and Product Support. We provide logistics and product support solutions to enhance the readiness and operational capability of U.S. military personnel and weapon and support systems.

•	Systems Engineering and Integration. We provide systems engineering and integration solutions to help our customers design, manage and protect complex IT networks and infrastructure.

•	Research and Development. As one of the largest science and technology contractors to the U.S. Government, we conduct leading-edge research and development of new technologies with applications in areas such as national security, intelligence and life sciences.

•	Commercial Services. We help our customers become more competitive, offering technology-driven consulting, systems integration and outsourcing services and solutions in selected commercial markets, currently IT support for oil and gas exploration and production, applications and IT infrastructure management for utilities and data lifecycle management for pharmaceuticals.

Our corporate headquarters are located at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000.

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the securities.

RISK FACTORS

You should carefully consider the risks and uncertainties described below in your evaluation of our business and us. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed and the price of our common stock could decline.

Risks Relating to Our Business

We depend on our contracts with U.S. Government agencies for a significant portion of our revenues and, if our reputation or relationships with these agencies were harmed, our future revenues and growth prospects would be adversely affected.

We are heavily dependent upon the U.S. Government as our primary customer and we believe that the success and development of our business will continue to depend on our successful participation in U.S. Government contract programs. We generated 89%, 86%, and 85% of our total consolidated revenues from the U.S. Government (including all branches of the U.S. military) in fiscal 2006, 2005 and 2004, respectively. Revenues from the U.S. Army represented 16%, 13% and 13% of our total consolidated revenues in fiscal 2006, 2005 and 2004, respectively. Revenues from the U.S. Navy represented 14%, 13% and 12% of our total consolidated revenues in fiscal 2006, 2005 and 2004, respectively. Revenues from the U.S. Air Force represented 10%, 11% and 11% of our total consolidated revenues in fiscal 2006, 2005 and 2004, respectively.

For the foreseeable future, we expect to continue to derive a substantial portion of our revenues from work performed under U.S. Government contracts. If our reputation or relationship with the U.S. Government, and in particular agencies of the Department of Defense (DoD) or the U.S. intelligence community, were negatively affected, if we were suspended or debarred from contracting with government agencies or if the U.S. Government decreased the amount of business that it does with us, our future revenues and growth prospects would be adversely affected.

The U.S. Government may modify, curtail or terminate our contracts at any time prior to their completion and, if we do not replace them, we may be unable to sustain our revenue growth and may suffer a decline in revenues.

Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years. These programs are normally funded on an annual basis. Under our contracts, the U.S. Government generally has the right not to exercise options to extend or expand our contracts and may modify, curtail or terminate the contracts and subcontracts at its convenience. Any decision by the U.S. Government not to exercise contract options or to modify, curtail or terminate our major programs or contracts would adversely affect our revenues and revenue growth.

We may not realize as revenues the full amounts reflected in our backlog, which could adversely affect our future revenues and growth prospects.

As of January 31, 2006, our total consolidated negotiated backlog was $15 billion, which included $4 billion in funded backlog. The U.S. Government’s ability not to exercise contract options or to modify, curtail or terminate our major programs or contracts makes the calculation of backlog subject to numerous uncertainties. Due to the uncertain nature of our contracts with the U.S. Government and the rights of our customers in our Commercial segment to cancel contracts and purchase orders in certain circumstances, we may never realize revenues from some of the engagements that are included in our backlog. Our unfunded backlog, in particular, contains amounts that we may never realize as revenues because the maximum contract value specified under a U.S. Government contract or task order awarded to us is not necessarily indicative of the revenues that we will realize under that contract. If we fail to realize as revenues amounts included in our backlog, our future revenue and growth prospects may be adversely affected.

The U.S. Government has increasingly relied on IDIQ and other contracts that are subject to a competitive bidding process. Due to this competitive pressure, we may be unable to sustain our revenue growth and profitability.

The U.S. Government has increasingly been using indefinite delivery/indefinite quantity (IDIQ), government-wide acquisition contracts (GWAC) and GSA Schedule contract vehicles to obtain commitments from contractors to provide various products or services on pre-established terms and conditions. Under these contracts, the U.S. Government issues task orders for specific services or products it needs and the contractor supplies these products or services in accordance with the previously agreed terms. These contracts often have multi-year terms and unfunded ceiling amounts, therefore enabling but not committing the U.S. Government to purchase substantial amounts of products and services from one or more contractors. These contracts are typically subject to a competitive bidding process that results in greater competition and increased pricing pressure. Accordingly, we may not be able to realize revenues and/or maintain our historical profit margins under these contracts. The competitive bidding process also presents a number of more general risks, including the risk of unforeseen technological difficulties and cost overruns that may result from our bidding on programs before completion of their design and the risk that we may encounter expense, delay or modifications to previously awarded contracts as a result of our competitors protesting or challenging contracts awarded to us in competitive bidding. Our failure to compete effectively in this procurement environment would adversely affect our revenues and/or profitability.

Our overall profit margins on our contracts may decrease and our results of operations could be adversely affected if material and subcontract revenues continue to grow at a faster rate than labor-related revenues.

Our revenues are generated from either the efforts of our technical staff, which we refer to as labor-related revenues, or the receipt of payments for the costs of materials and subcontracts used in a project, which we refer to as material and subcontract (M&S) revenues. Generally, our M&S revenues have lower profit margins than our labor-related revenues. Our labor-related revenues increased by 6% from fiscal 2005 to 2006, by 16% from fiscal 2004 to 2005 and by 16% from fiscal 2003 to 2004, while our M&S revenues increased by 13% from fiscal 2005 to 2006, by 39% from fiscal 2004 to 2005 and by 32% from fiscal 2003 to 2004. M&S revenues accounted for 37%, 36% and 32% of our total consolidated revenues for fiscal 2006, 2005 and 2004, respectively, and labor-related revenues accounted for 63%, 64% and 68% of our total consolidated revenues for fiscal 2006, 2005 and 2004, respectively. If M&S revenues continue to grow at a faster rate than labor-related revenues, our overall profit margins on our contracts may decrease and our profitability could be adversely affected.

A decline in the U.S. defense budget or changes in budgetary priorities may adversely affect our future revenues and limit our growth prospects.

Revenues under contracts with the DoD, including subcontracts under which the DoD is the ultimate purchaser, represented 69% of our total consolidated revenues in fiscal 2006. Changes in the budgetary priorities of the U.S. Government or the DoD could directly affect our operating results. For example, the U.S. defense budget declined in the late 1980s and the early 1990s, resulting in a slowing of new program starts, program delays and program cancellations. These reductions caused most defense-related government contractors to experience declining revenues, increased pressure on operating margins and, in some cases, net losses. While spending authorizations for defense-related programs by the U.S. Government have increased in recent years, and in particular after the September 11, 2001 terrorist attacks, these spending levels may not be sustainable, and future levels of spending and authorizations for these programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. Such changes in spending authorizations and budgetary priorities could occur due to the significant relief and recovery costs associated with natural disasters, the rapid growth of the federal budget deficit, increasing political pressure to reduce overall levels of government spending, or other factors. The U.S. Government conducted a strategic review of the U.S. defense budget in government fiscal 2005 and 2006, known as the Quadrennial Defense Review (QDR), and the results of this strategic review may result in shifts in DoD budgetary priorities or reductions in overall U.S. Government spending for defense-related programs, including with respect to programs from which we expect to derive a significant portion of our revenues. A significant decline in overall U.S. Government spending, including in the areas of national security, defense transformation, intelligence and homeland security, or a significant shift in its spending priorities, or the substantial reduction or elimination of particular defense-related programs, would adversely affect our future revenues and limit our growth prospects.

A delay in the completion of the U.S. Government’s budget process could delay procurement of our services and solutions and have an adverse effect on our future revenues.

In years when the U.S. Government does not complete its budget process before the end of its fiscal year on September 30, government operations are typically funded pursuant to a “continuing resolution” that authorizes agencies of the U.S. Government to continue to operate, but does not authorize new spending initiatives. When the U.S. Government operates under a continuing resolution, delays can occur in the procurement of our services and solutions. We have from time to time experienced a decline in revenues in our quarter ending January 31 as a result of this annual budget cycle, and we could experience similar declines in revenues if the budget process is delayed significantly in future periods. These delays could have an adverse effect on our future revenues.

Our financial results may vary significantly from period-to-period.

Our financial results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our financial results may be negatively affected by any of the risk factors listed in this “Risk Factors” section and, in particular, the following risks:

•	a reduction of government funding or delay in the completion of the U.S. Government’s budget process

•	decisions by the U.S. Government not to exercise contract options or to modify, curtail or terminate our major programs or contracts

•	the potential decline in our overall profit margins if our material and subcontract revenues grow at a faster rate than labor-related revenues

•	failure to estimate or control costs under firm fixed price (FFP) contracts

•	adverse judgments or settlements in legal disputes

•	expenses related to acquisitions, mergers or joint ventures

•	other one-time financial charges

The failure to successfully resolve issues related to our Greek Olympic contract could adversely affect our profitability and could require us to make large payments to the Greek government.

We entered into an FFP contract with the Greek government (Greek contract) to provide the security infrastructure that was used to support the 2004 Athens Summer Olympic Games and to serve as the security system for the customer’s public order departments after the Olympic Games. The Greek government has not made various payments under this contract and has not yet formally accepted the security infrastructure, which contains certain omissions and deviations from the contractual requirements. In 2005, we submitted a proposal for an alternative technical approach for the Command Decision and Support System (subsystems 1-7) and are attempting to address the omissions and deviations identified on the other subsystems. We have been negotiating for many months with the Greek government for a contractual modification to address technical, financial and contractual issues. To date, mutually satisfactory agreement on the contractual modification has not been reached. Standby letters of credit relating to payment, performance and offset bonding arrangements under the contract totaling $234 million have been issued. Under the terms of these bonding arrangements, the Greek government could call these standby letters of credit at any time.

Although we have been in discussions with the Greek government and our principal subcontractor to attempt to resolve these issues, we may not be able to reach mutually acceptable agreements, and we cannot predict the financial impact the resolution of those issues will have on us. On April 21, 2006, we instituted arbitration proceedings before the International Chamber of Commerce to pursue our rights and remedies related to this contract. The situation is extremely complex and dynamic, involving multiple government agencies, customer elements, subcontractors and government representatives having different roles and, at times, expressing inconsistent positions. We have recorded losses on this contract and unfavorable resolution of this matter could further adversely affect our cash balances and profitability. For additional information, see “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Commitments and Contingencies – Firm Fixed-Price Contract with the Greek Government” and Note 19 of the notes to consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2006 (2006 10-K).

We use estimates in recognizing revenue, and changes in our estimates could adversely affect our future financial results.

Revenues from our contracts are primarily recognized using the percentage-of-completion method based on progress towards completion, with performance measured by the cost-to-cost method, efforts-expended method or units-of-delivery method, all of which require estimating total costs at completion. Estimating costs at completion on our long-term contracts, particularly due to the technical nature of the services being performed, is complex and involves significant judgment. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the contract may not change. Any adjustment as a result of a change in estimate is recognized as events become known. Should updated estimates indicate that we will experience a loss on the contract, we recognize the estimated loss at the time it is determined. Additional information may subsequently indicate that the loss is more or less than initially recognized, which would require further adjustments in our financial statements, as was the case with the Greek contract. Due to the size of many of our contracts, changes in the underlying assumptions, circumstances or estimates could result in adjustments that may adversely affect future financial results.

Adverse judgments or settlements in legal disputes could require us to pay potentially large damage awards, which would adversely affect our cash balances and profitability.

We are subject to, and may become a party to, a variety of litigation or other claims and suits that arise from time to time in the ordinary course of our business. Adverse judgments or settlements in some or all of these legal disputes may result in significant monetary damages or injunctive relief against us. The litigation and other claims described in our 2006 10-K are subject to inherent uncertainties and management’s view of these matters may change in the future. For example, an unfavorable final settlement or judgment of our dispute with the Greek government, Telcordia Technologies, Inc.’s dispute with Telkom South Africa, or our disputes relating to our joint venture, INTESA, could adversely affect our cash balances and profitability.

Our failure to attract, train and retain skilled employees, including our management team, would adversely affect our ability to execute our strategy.

The availability of highly trained and skilled technical, professional and management personnel is critical to our future growth and profitability. Competition for scientists, engineers, technicians and professional and management personnel is intense and competitors aggressively recruit key employees. Because of our growth and increased competition for experienced personnel, particularly in highly specialized areas, it has become more difficult to meet all of our needs for these employees in a timely manner. Although we intend to continue to devote significant resources to recruit, train and retain qualified employees, we may not be able to attract and retain these employees. Any failure to do so would have an adverse effect on our ability to execute our strategy.

In addition to attracting and retaining qualified engineering, technical and professional personnel, we believe that our success will also depend on the continued employment of a highly qualified and experienced senior management team and its ability to generate new business. Our inability to retain appropriately qualified and experienced senior executives could cause us to lose customer relationships or new business opportunities.

Our revenues and growth prospects may be adversely affected if we or our employees are unable to obtain the security clearances or other qualifications we and they need to perform services for our customers.

Many U.S. Government programs require contractors to have security clearances. Depending on the level of required clearance, security clearances can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain necessary security clearances, we may not be able to win new business, and our existing customers could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not derive the revenue anticipated from the contract.

Employee misconduct, including security breaches, or our failure to comply with laws or regulations applicable to our business could cause us to lose customers or our ability to contract with the U.S. Government.

Because we are a U.S. Government contractor, misconduct, fraud or other improper activities by our employees or our failure to comply with laws or regulations could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with U.S. Government procurement regulations, regulations regarding the protection of classified information, legislation regarding the pricing of labor and other costs in U.S. Government contracts, environmental laws and any other applicable laws or regulations. Many of the systems we develop involve managing and protecting information relating to national security and other sensitive government functions. A security breach in one of these systems could prevent us from having access to such critically sensitive systems. Other examples of potential employee misconduct include time card fraud and violations of the Anti-Kickback Act. The precautions we take to prevent and detect these activities may not be effective, and we could face unknown risks or losses. Our failure to comply with applicable laws or regulations or misconduct by any of our employees could subject us to fines and penalties, loss of security clearance and suspension or debarment from contracting with the U.S. Government, any of which would adversely affect our business.

Our U.S. Government contracts may be terminated and we may be liable for penalties under a variety of procurement rules and regulations and changes in government regulations or practices could adversely affect our profitability, cash balances or growth prospects.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. Government contracts, which affect how we do business with our customers. Such laws and regulations may potentially impose added costs on our business and our failure to comply with them may lead to penalties and the termination of our U.S. Government contracts. Some significant regulations that affect us include:

•	the Federal Acquisition Regulation and supplements, which regulate the formation, administration and performance of U.S. Government contracts

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with contract negotiations

•	the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts

The U.S. Government may revise its procurement practices or adopt new contract rules and regulations, such as cost accounting standards, at any time. In addition, the U.S. Government may face restrictions or pressure from government employees and their unions regarding the amount of services the U.S. Government may obtain from private contractors. Any of these changes could impair our ability to obtain new contracts or contracts under which we currently perform when those contracts are put up for recompetition bids. Any new contracting methods could be costly or administratively difficult for us to implement and could adversely affect our future revenues.

Additionally, our contracts with the U.S. Government are subject to periodic review and investigation. If such a review or investigation identifies improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including the termination of contracts, forfeiture of profits, the triggering of price reduction clauses, suspension of payments, fines and suspension or debarment from doing business with U.S. Government agencies. We could also suffer harm to our reputation if allegations of impropriety were made against us, which would impair our ability to win future contracts or receive renewals of existing contracts. We have from time to time been subject to investigations by the DoD and other agencies. Although we have never had any material penalties or administrative sanctions imposed upon us, such penalties and sanctions are not uncommon in the industry. If we incur a material penalty or administrative sanction or otherwise suffer harm to our reputation, our profitability, cash position and future prospects could be adversely affected.

Our business is subject to routine audits and cost adjustments by the U.S. Government, which, if resolved unfavorably to us, could adversely affect our profitability.

U.S. Government agencies routinely audit and review their contractors’ performance on contracts, cost structure, pricing practices and compliance with applicable laws, regulations and standards. They also review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Such audits may result in adjustments to our contract costs, and any costs found to be improperly allocated will not be reimbursed. To date, none of our audits have resulted in material adjustments and all of our indirect contract costs have been agreed upon through fiscal 2003 and are not subject to further adjustment. We have recorded contract revenues in fiscal 2004, 2005 and 2006 based upon costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments and, if future audit adjustments exceed our estimates, our profitability could be adversely affected.

If we are unable to accurately estimate the costs, time and resources, or to effectively manage and control costs, associated with various contractual commitments, our profitability may be adversely affected.

Over the last three fiscal years, an average of 18% of our total consolidated revenues were derived from FFP and target cost and fee with risk sharing contracts, in which we bear risk that our actual costs may exceed the estimated costs on which the prices are negotiated. Under FFP contracts, we agree to fulfill our obligations at a set price. Under target cost and fee with risk sharing contracts, customers reimburse our costs plus a specified or target fee or profit, if our actual costs equal a negotiated target cost. Under such contracts, if our actual costs exceed the target costs, our target fee and cost reimbursement are reduced by a portion of the cost overrun. When making proposals for engagements on these types of contracts, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. In each case, our failure to accurately estimate costs or the resources and technology needed to perform our contracts or to effectively manage and control our costs during the performance of our work could result, and in some instances, including the Greek contract, has resulted, in reduced profits or in losses. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of these contracts, including costs and delays caused by contractual disputes or other factors outside of our control, could make these contracts less profitable or unprofitable. We have recorded losses on FFP contracts from time to time, including the Greek contract. Future losses could have a material adverse effect on our profitability.

Our services and operations sometimes involve using, handling or disposing of hazardous materials, which could expose us to potentially significant liabilities.

Our services sometimes involve the investigation or remediation of environmental hazards, as well as the use, handling or disposal of hazardous materials. These activities and our operations generally subject us to extensive foreign, federal, state and local environmental protection and health and safety laws and regulations, which, among other things, require us to incur costs to comply with these regulations and could impose liability on us for contamination. Furthermore, failure to comply with these environmental protection and health and safety laws could result in civil or criminal sanctions, including fines, penalties or suspension or debarment from contracting with the U.S. Government. Additionally, our ownership and operation of real property also subjects us to environmental protection laws, some of which hold current or previous owners or operators of businesses and real property liable for contamination, even if they did not know of and were not responsible for the contamination. Although we have not incurred any material costs related to environmental matters to date, any violations of, or liabilities pursuant to, these laws or regulations could adversely affect our financial condition and operating results.

Acquisitions, investments and joint ventures could result in operating difficulties, dilution and other adverse consequences to our business.

We have historically supplemented our internal growth through acquisitions, investments and joint ventures and expect that a significant portion of our planned growth will continue to come from these transactions. We evaluate potential acquisitions, investments and joint ventures on an ongoing basis. Our acquisitions, investments and joint ventures pose many risks, including:

•	we may not be able to compete successfully for available acquisition candidates, complete future acquisitions and investments or accurately estimate the financial effect of acquisitions and investments on our business

•	future acquisitions, investments and joint ventures may require us to issue capital stock or spend significant cash or may result in a decrease in our operating income or operating margins and we may be unable to recover investments made in any such acquisitions

•	we may have trouble integrating acquired businesses or retaining their personnel or customers

•	acquisitions, investments or joint ventures may disrupt our business and distract our management from other responsibilities

•	we may not be able to effectively influence the operations of our joint ventures, which could adversely affect our operations

We may not be able to continue to identify attractive acquisitions or joint ventures. Acquired entities or joint ventures may not operate profitably. Additionally, we may not realize anticipated synergies and acquisitions may not result in improved operating performance. If our acquisitions, investments or joint ventures fail or perform poorly, our business could be adversely affected.

In conducting our business, we depend on other contractors and subcontractors. If these parties fail to satisfy their obligations to us or the U.S. Government, or if we are unable to maintain these relationships, our revenues, profitability and growth prospects could be adversely affected.

We depend on contractors and subcontractors in conducting our business. There is a risk that we may have disputes with our subcontractors arising from, among other things, the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our failure to extend existing task orders or issue new task orders under a subcontract, or our hiring of a subcontractor’s personnel. In addition, if any of our subcontractors fail to deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services, our ability to fulfill our obligations as a prime contractor may be jeopardized. During the past five fiscal years, on several occasions we have incurred non-material losses resulting from the failure of our subcontractors to perform their subcontract obligations. Although material losses due to subcontractor performance problems have been rare, material losses could arise in future periods and subcontractor performance deficiencies could result in a customer terminating a contract for default. A termination for default could expose us to liability and have an adverse effect on our ability to compete for future contracts and orders, especially if the customer is an agency of the U.S. Government.

We also rely on relationships with other contractors when we act as their subcontractor or joint venture partner. Our future revenues and growth prospects could be adversely affected if other contractors eliminate or reduce their subcontracts or joint venture relationships with us, or if the U.S. Government terminates or reduces these other contractors’ programs, does not award them new contracts or refuses to pay under a contract. Additionally, companies that do not initially have access to U.S. Government contracts may perform services as our subcontractor for a U.S. Government customer, and through that exposure secure future positions as prime U.S. Government contractors. If any of our current subcontractors were awarded prime contractor status in the future, not only would we have to compete with them for future U.S. Government contracts, but our ability to perform our current and future contracts might also be impaired.

Systems failures could disrupt our business and impair our ability to effectively provide our products and services to our customers, which could damage our reputation and adversely affect our revenues and profitability.

We are subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, intruders or hackers, computer viruses, natural disasters, power shortages or terrorist attacks. Through fiscal 2008, we will be making significant changes to our internal financial systems, which could also subject us to systems failures. Any such failures could cause loss of data and interruptions or delays in our or our customers’ businesses and could damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our future results could be adversely affected.

The systems and networks that we maintain for our customers could also fail. If a system or network we maintain were to fail or experience service interruptions, we might experience loss of revenue or face claims for damages or contract termination. Our errors and omissions liability insurance may be inadequate to compensate us for all the damages that we might incur and, as a result, our future results could be adversely affected.

We have only a limited ability to protect our intellectual property rights, which are important to our success. Our failure to adequately protect our intellectual property rights could adversely affect our competitive position.

Our success depends, in part, upon our ability to protect our proprietary information and other intellectual property. We rely principally on trade secrets to protect much of our intellectual property especially where we do not believe that patent or copyright protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter or prevent misappropriation of our confidential information. In addition, we may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to obtain or maintain trade secret protection would adversely affect our competitive business position. In addition, if we are unable to prevent third parties from infringing or misappropriating our copyrights, trademarks or other proprietary information, our competitive position could be adversely affected.

We face risks associated with our international business.

Approximately 3% of our total consolidated revenues in each of fiscal 2006, 2005 and 2004 was generated by SAIC entities outside of the United States. Additionally, our domestic entities periodically enter into contracts with foreign customers. These international business operations are subject to a variety of the risks associated with conducting business internationally, including:

•	changes in or interpretations of foreign laws, regulations or policies that may adversely affect the performance of our services, sale of our products or repatriation of our profits to the United States

•	the imposition of tariffs

•	hyperinflation or economic or political instability in foreign countries

•	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures

•	conducting business in places where laws, business practices and customs are unfamiliar or unknown

•	the imposition of restrictive trade policies

•	the imposition of inconsistent laws or regulations

•	the imposition or increase of investment and other restrictions or requirements by foreign governments

•	uncertainties relating to foreign laws and legal proceedings

•	compliance with a variety of U.S. laws, including the Foreign Corrupt Practices Act

•	compliance with U.S. export control regulations and policies that restrict our ability to communicate with non-U.S. employees and supply foreign affiliates and customers

•	compliance with licensing requirements

Although revenues derived from our international operations have been relatively low, we do not know the impact that these regulatory, geopolitical and other factors may have on our business in the future and any of these factors could materially adversely affect our business. Failure to comply with U.S. Government laws and regulations applicable to international business like the Foreign Corrupt Practices Act or U.S. export control regulations could have an adverse impact on our business with the U.S. Government. Additionally, these risks relating to international operations may expose us to potentially significant contract losses. For example, we have incurred significant losses under our Greek contract, and a portion of these losses may be attributable to difficulties associated with conducting business internationally.

We face aggressive competition that can impact our ability to obtain contracts and therefore affect our future revenues and growth prospects.

Our business is highly competitive in both the Government and Commercial segments. We compete with larger companies that have greater name recognition, financial resources and larger technical staffs. We also compete with smaller, more specialized entities that are able to concentrate their resources on particular areas. In the Government segment, we also compete with the U.S. Government’s own capabilities and federal non-profit contract research centers. To remain competitive, we must provide superior service and performance on a cost-effective basis to our customers.

Our existing indebtedness may affect our ability to take certain extraordinary corporate actions and may negatively affect our ability to borrow additional amounts at favorable rates.

As of January 31, 2006, we had approximately $1.2 billion in outstanding debt. The terms of the credit facilities place certain limitations on our ability to undertake extraordinary corporate transactions, such as a sale of significant assets. As a result, it may be more difficult for us to take these actions and the interests of our creditors in such transactions may be different from the interests of our stockholders. Additionally, the existence of this debt may make it more difficult for us to borrow additional amounts at favorable rates.

Risks Relating to Our Stock

Because no public market exists for our stock, the ability of stockholders to sell their SAIC stock is limited.

There is no public market for our common stock. In order to provide some liquidity for our stockholders, we have historically maintained a limited secondary market, which we call the limited market, through our wholly-owned broker-dealer subsidiary, Bull, Inc. The limited market has permitted existing stockholders to offer our Class A stock for sale only on predetermined trade dates and only at the price determined by the board of directors. With certain exceptions, shares acquired through an option exercise or vested stock bonus less than six months prior to sale and shares acquired through a vesting stock bonus that vested less than six months prior to sale may not be sold in the limited market. Historically, there have been four trade dates each year. However, a scheduled trade date could be postponed or cancelled. This occurred in September 2005, after we announced our intention to conduct a public offering we postponed a limited market trade originally scheduled for September 2005 to October 2005. At that time, we advised our stockholders that we believed the October 2005 trade would be the last one conducted before completion of the public offering. However, after the December 2005 postponement of the special meeting of stockholders and the announced delay in our public offering schedule, we conducted a limited market trade in January 2006 and have recently announced that a limited market trade has been scheduled for June 30, 2006.

As previously announced, we now plan to complete the public offering in the Fall of 2006. If the public offering is completed on our current schedule, the June 2006 limited market trade will be the last limited market trade. If, however, the public offering is postponed, we intend to conduct a limited market trade at the same time as the retirement plans trades until the public offering process recommences. In addition to the trades currently scheduled for June 30, 2006 (retirement plans and limited market trades), a retirement plans trade has been scheduled for October 27, 2006 and at least three additional dates will be announced at which a limited market trade also may be held if the public offering is postponed.

We have commenced a process to reorganize the Company and our stock structure through a merger, followed by a proposed public offering, all as described above in the section titled “Science Applications International Corporation.” The completion of the merger and public offering is subject to approval of the merger agreement by our stockholders, satisfactory market conditions and other factors, and stockholders should not assume that these transactions will be completed or that adequate liquidity would result.

If a trade in the limited market is undersubscribed, our stockholders may not be able to sell all the shares they desire to sell.

If the aggregate number of shares offered for sale in the limited market on any trade date is greater than the aggregate number of shares sought to be purchased by authorized buyers, our stockholders who requested to sell shares may not be able to sell all such shares in that trade. We are currently authorized, but not obligated, to purchase shares of Class A common stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers, and we, in our discretion, determine to make such purchases. However, the number of shares we may purchase in the limited market on any given trade date is subject to legal and contractual restrictions. Under Delaware law, we may repurchase our shares only out of available surplus. In addition, financial covenants under our credit agreement or agreements we enter into in the future may restrict our ability to repurchase shares. In deciding whether to make such purchases, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the undersubscription in the market. We have purchased a significant amount of Class A common stock in the limited market during recent periods. We purchased a total of 8,359,372 shares on the trade dates in fiscal 2006 and a total of 9,331,128 shares on the trade dates in fiscal 2005. These purchases accounted for 64.4% and 75.4%, respectively, of the total shares purchased by all buyers in the limited market during fiscal 2006 and 2005. Our purchases balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers. We may not continue to purchase such excess shares in the future. Accordingly, if the aggregate number of shares offered for sale exceeds the aggregate number of shares sought to be purchased by authorized buyers, and we elect not to participate in a trade or otherwise limit our participation in a trade, our stockholders may be unable to sell all the shares they desire to sell in the limited market. Because no other market exists for our stock, our stockholders may be unable to sell all the shares they desire to sell. In addition, if a limited market trade were undersubscribed and prorated or the liquidity of our stock in the limited market were otherwise impaired, the stock price, as set by the board of directors, could be adversely impacted because the independent appraiser could apply or increase any liquidity discount used in valuing our stock.

During fiscal 2006 and 2005, the trustees of certain of our retirement and benefit plans purchased an aggregate of 1,875,484 and 2,294,161 shares, respectively, in the limited market. These purchases accounted for approximately 14.4% and 18.5% of the total shares purchased by all buyers in the limited market during fiscal 2006 and 2005, respectively. Such purchases may change in the future, depending on the levels of participation in and contributions to such plans and the extent to which such contributions are invested in Class A common stock. In addition, the trustees of our retirement plans are not permitted to purchase shares of our Class A common stock in the limited market unless the stock price established by the board of directors is determined in good faith by the plan fiduciaries, in reliance on an appraisal by an independent appraiser, to be the fair market value of the shares. The inability of the retirement plans to purchase shares in the limited market could adversely impact the liquidity of our stock.

To the extent that purchases by the trustees of our retirement and benefit plans decrease, and purchases by us decrease or do not increase, the ability of stockholders to resell their shares in the limited market will likely be adversely affected. Although all shares of Class A common stock offered for sale were sold in the limited market on each trade date occurring during fiscal 2006 and 2005, a stockholder desiring to sell all or a portion of his or her shares of our Class A common stock on any future trade date in the limited market may not be able to do so.

Our stock price may be impacted by the lack of liquidity provided by the limited market.

The stock price may be impacted by the liquidity provided to our stockholders by the limited market. In its valuation of our stock, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., our independent appraiser, considers, among other factors, the limited market trade imbalances, our decision to provide liquidity in the limited market trades, regardless of the amount of the undersubscription, and the degree of liquidity actually provided to stockholders by the limited market. Based upon its judgment, the appraiser may apply, and from time to time has applied, a liquidity discount in its valuation of our stock. As a result, the stock price, as set by the board of directors, may be adversely impacted by a decrease in the liquidity of our stock in the limited market, particularly if we elect not to purchase shares in the limited market to fully balance an undersubscribed trade.

The ability of stockholders to sell or transfer their common stock outside the limited market is restricted.

Our certificate of incorporation limits our stockholders’ ability to sell or transfer shares of Class A common stock in some circumstances. These restrictions include:

•	our right of first refusal to purchase shares a stockholder offers to sell to a third party other than in our limited market

•	our right to repurchase shares upon the termination of a stockholder’s employment or affiliation with us

We may, but are not obligated to defer our repurchase rights with respect to those employees who qualify for certain deferral programs.

Our stock price and the price at which all trades in the limited market occur is determined by our board of directors and is not established by market forces.

Our stock price is not determined by a trading market of bargaining buyers and sellers. Our board of directors, all of whom are stockholders, determines the price at which the Class A common stock trades by using the valuation process that includes input from an independent appraiser and a stock price formula as described under “Determination of Offering Price.” The stock price remains in effect until subsequently changed. Due to the uncertainty of the completion date of the proposed initial public offering, the limited market trades and retirement plan transactions have not occurred on a regular basis and the stock price has only been reviewed by the board of directors as necessary to support such trades. When a trade does occur, the board of directors reviews the stock price during the period between a board meeting and the trade date to determine whether the stock price continues to represent a fair market value, and if necessary, modifies the price. The board of directors has authorized its stock policy committee to conduct this review and, in some instances, the stock policy committee has conducted this review. If a stock price modification is necessary, the stock policy committee or board of directors would apply the same valuation process used by the board of directors at a board meeting. All trades in the limited market will occur at the stock price determined by the board of directors or its stock policy committee. Our board of directors believes the stock price represents a fair market value; however, we cannot assure our stockholders that the stock price represents the value that would be obtained if our stock were publicly traded. The formula, which is one part of the valuation process, does not specifically include variables reflecting all financial and valuation criteria that may be relevant. In addition, our board of directors generally has broad discretion to modify the formula. Absent changes in the market factor used in the formula, which may change from quarter to quarter as appropriate to reflect changing business, financial and market conditions, and accounting and other impacts unrelated to our value, the mechanical application of the formula tends to reduce the impact of quarterly fluctuations in our operating results on the stock price because the formula takes into account our segment operating income for the four fiscal quarters immediately preceding the price determination.

Future returns on our common stock may be significantly lower than historical returns.

The Class A common stock may not provide returns in the future comparable to those achieved historically and the price may decline. In fact, the price declined 13.2% during fiscal 2003, 0.1% on the July 16, 2004 pricing date and 1.1% on the June 10, 2005 pricing date.

Changes in our business, the volatility of the market value of our comparable companies and the impact of litigation and disputes may increase the volatility of the stock price.

The stock price could be subject to fluctuations in the future. This volatility may result from the impact on our stock price of:

•	the impact of acquisitions, investments, joint ventures and divestitures that we may undertake

•	the impact of the volatility of the market value of comparable public companies that are considered in our valuation process and any publicly traded securities we may own

•	the impact of litigation, government investigations or other customer disputes on our operating performance and future prospects

•	the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in those business areas

•	the limited market trade imbalances, our decision to provide liquidity in the trades, regardless of the amount of the undersubscription, and the degree of liquidity actually provided to stockholders by the limited market

•	the impact of any of the foregoing on the independent appraiser’s valuation analysis and the board of directors’ ultimate determination of the stock price

Restrictions in our certificate of incorporation and bylaws may discourage takeover attempts that you might find attractive.

Our certificate of incorporation and bylaws may discourage or prevent attempts to acquire control of us that are not approved by our board of directors, including transactions in which stockholders might receive a premium for their shares above the stock price. Our stockholders may view such a takeover attempt favorably. In addition, the restrictions may make it more difficult for our stockholders to elect directors not endorsed by us.

Risks Relating to Our Stock if We Complete the Public Offering

The Class A preferred stock of SAIC, Inc. will initially be illiquid.

If we complete the merger and public offering, our Class A common stock would be converted into the right to receive Class A preferred stock of SAIC, Inc. The Class A preferred stock of SAIC, Inc. received as a result of the merger would not be listed on a national securities exchange or traded in an organized over-the-counter market. In addition, the terms and conditions of SAIC, Inc.’s restated certificate of incorporation would, for certain periods of time, further restrict the transferability of the Class A preferred stock of SAIC, Inc. These restrictions would expire:

•	90 days after the public offering for series A-1 preferred stock

•	180 days after the public offering for series A-2 preferred stock

•	270 days after the public offering for series A-3 preferred stock

•	360 days after the public offering for series A-4 preferred stock

Because shares of common stock of SAIC, Inc. would be publicly traded following completion of the public offering and the Class A preferred stock of SAIC, Inc. would be convertible into common stock of SAIC, Inc. as the applicable restriction periods lapse, we intend to discontinue the limited market after the public offering.

The price of the common stock of SAIC, Inc. may differ from the price our Class A common stock and may fluctuate substantially.

The price of the common stock of SAIC, Inc. in the public offering would be negotiated with the lead underwriters and the market price at which the common stock of SAIC, Inc. would trade following the public offering would be determined by market forces. The underwriters and public investors who trade in the common stock of SAIC, Inc. may give different weight to factors or valuation methodologies or consider new factors or valuation methodologies than those relied upon in determining the historical price of our Class A common stock. Therefore, the price negotiated with the lead underwriters and the market price at which the common stock of SAIC, Inc. would trade following the public offering may be higher or lower than the historical prices of our Class A common stock. Broad market and industry factors may adversely affect the market price of the common stock of SAIC, Inc., regardless of our actual operating performance. We cannot predict the extent to which a trading market would develop for the common stock of SAIC, Inc. or how liquid that market might become. In addition, other risks described in the proxy statement/prospectus could adversely affect the stock price of the common stock of SAIC, Inc.

Forward-Looking Statement Risks

You may not be able to rely on forward-looking statements.

This prospectus contains forward-looking statements that are based on our management’s belief and assumptions about the future in light of information currently available to our management. These statements relate to the proposed merger, initial public offering and special dividend, as well as to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	changes in the U.S. Government defense budget or budgetary priorities or delays in the U.S. budget process

•	changes in U.S. Government procurement rules and regulations

•	our compliance with various U.S. Government and other government procurement rules and regulations

•	the outcome of U.S. Government audits of our company

•	our ability to win contracts with the U.S. Government and others

•	our ability to attract, train and retain skilled employees

•	our ability to maintain relationships with prime contractors, subcontractors and joint venture partners

•	our ability to obtain required security clearances for our employees

•	our ability to accurately estimate costs associated with our firm fixed price and other contracts

•	resolution of legal and other disputes with our customers and others, including our ability to resolve issues related to our Greek contract

•	our ability to acquire businesses and make investments

•	our ability to manage risks associated with our international business

•	our ability to compete with others in the markets in which we operate

•	our ability to execute our business plan effectively and to overcome these and other known and unknown risks that we face

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. There are a number of important factors that could cause our actual results to differ materially from those results anticipated by our forward-looking statements. These factors are discussed elsewhere in this prospectus, including under this “Risk Factors” section. We do not intend to update any of the forward-looking statements or to conform these statements to actual results.

THE LIMITED MARKE T

Since our inception, we have followed a policy of remaining essentially employee owned. As a result, there has never been a general public market for any of our securities. In order to provide some liquidity for our stockholders, however, we have historically maintained a limited secondary market, which we call the limited market, through our wholly owned broker-dealer subsidiary, Bull, Inc.

The limited market has permitted existing stockholders to offer for sale shares of Class A common stock on predetermined days which we call a trade date. Historically, there have been four trade dates each year. However, a scheduled trade date could be postponed or cancelled. When we announced our intention to conduct a public offering in September 2005, we postponed a limited market trade originally scheduled for September 2005 to October 2005, and also stated at that time that we believed the October 2005 trade would be the last one conducted before completion of the public offering. However, after the December 2005 postponement of the special meeting of stockholders and the announced delay in our public offering schedule, we conducted a limited market trade in January 2006.

As previously announced, we now plan to complete the public offering in the Fall of 2006, and a limited market trade has been scheduled for June 30, 2006. If the public offering is completed on our current schedule, the June 2006 limited market trade will be the last limited market trade. If, however, the public offering is postponed, we intend to conduct a limited market trade at the same time as the retirement plans trades until the public offering process recommences. In addition to the trades currently scheduled for June 30, 2006 (retirement plans and limited market trades), a retirement plans trade has been scheduled for October 27, 2006 and at least three additional dates for retirement plans trades will be announced at which a limited market trade also may be held if the public offering is postponed.

In these trades, participants may offer to buy or sell shares in accordance with the terms of the plans. In addition, we intend to conduct four scheduled trades directly between us and our retirement plans following completion of the public offering in which participants may offer to buy or sell shares in accordance with the terms of the plans. In all these retirement plans trades, we will have the right, but not the obligation, to buy the net balance of shares offered by participants in our retirement plans. In addition, following the public offering, our retirement plans would have the opportunity to convert shares of Class A preferred stock of SAIC, Inc. into common stock of SAIC, Inc. and sell those shares into the public market to the extent permissible under the transfer restrictions on the Class A preferred stock of SAIC, Inc.

All sales and purchases are made at the prevailing price of the Class A common stock determined by the board of directors or its stock policy committee pursuant to the valuation process described below. All participants who wish to participate in a particular trade must submit a trade request in the form of a limit order. A limit order is a request to buy stock at or below the limit price specified by the person placing the order or a request to sell stock at any price equal to or above the limit price specified. A limit order will not be processed if the limit price is not satisfied by the price established by the board of directors unless the order is modified. A participant may not submit both a buy limit order and a sell limit order on the same account for the same trade.

Trade participants may submit their limit order requests either online or in paper format. In order to participate in a particular trade, the participant’s limit order must be received by Bull, Inc. no later than 5 p.m. Pacific Time on the day before the board of directors meeting at which the price of the Class A common stock is determined which we refer to as the limit order deadline. After the stock price has been determined, participants can cancel their orders prior to 5 p.m. Pacific Time on the Friday one week after the stock price is determined which we refer to as the trade modification deadline. In addition, those participants who submitted their orders online may modify their orders prior to the trade modification deadline. Participants who submitted their order by paper may not modify their orders once submitted, other than to cancel their order. Participants may not change a buy order to a sell order, or a sell order to a buy order after the limit order deadline. All sellers in the limited market (other than our retirement plans and us) pay Bull, Inc. a sales commission. Stockholders submitting sales orders online pay a commission currently equal to 0.5% of the proceeds from such sales and stockholders submitting sales orders by paper pay a commission currently equal to 1% of the proceeds from such sales. No commission is paid by purchasers in the limited market.

The purchase of Class A common stock in the limited market is currently restricted to:

•	current employees of SAIC and eligible subsidiaries who desire to purchase Class A common stock in an amount that does not exceed a pre-approved limit established by the board of directors or a designated committee of the board, currently $20,000

•	current employees, consultants and non-employee directors of SAIC and eligible subsidiaries who have been specifically approved by the board of directors or its designated committee or subcommittee to purchase a specified number of shares which may exceed the pre-approved limit

•	trustees or agents of the retirement and benefit plans of SAIC and its eligible subsidiaries

These employees, consultants, directors, trustees and agents are referred to as authorized buyers. No one, other than these authorized buyers, is eligible to purchase Class A common stock in the limited market.

The following shares of Class A common stock, with certain exceptions, may not be sold in the limited market:

•	shares acquired through an option exercise or a vested stock bonus less than six months prior to sale

•	shares acquired through a vesting stock bonus that vested less than six months prior to sale

If the aggregate number of shares offered for sale in the limited market on any trade date is greater than the aggregate number of shares sought to be purchased by authorized buyers, offers by stockholders to sell 2,000 or less shares of Class A common stock (or up to the first 2,000 shares if more than 2,000 shares of Class A common stock are offered by any such stockholder) will be accepted first. Offers to sell shares in excess of 2,000 shares of Class A common stock will be accepted on a pro-rata basis determined by dividing the total number of shares remaining under purchase orders by the total number of shares remaining under sell orders. If, however, there are insufficient purchase orders to support the primary allocation of 2,000 shares of Class A common stock for each proposed seller, then the purchase orders will be allocated equally among all of the proposed sellers up to the total number of shares offered for sale.

We are currently authorized, but not obligated, to purchase shares of Class A common stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers, and we, in our discretion, determine to make such purchases. However, the number of shares we may purchase in the limited market on any given trade date is subject to legal and contractual restrictions. Under Delaware law, we may repurchase our shares only out of available surplus. In addition, financial covenants under our credit agreement or agreements we enter into in the future may restrict our ability to repurchase shares. In deciding whether to make such purchases, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the undersubscription in the market. We have purchased a significant amount of Class A common stock in the limited market during recent periods. We purchased a total of 8,359,372 shares on the trade dates in fiscal 2006 and a total of 9,331,128 shares on the trade dates in fiscal 2005. These purchases accounted for 64.4% and 75.4%, respectively, of the total shares purchased by all buyers in the limited market during fiscal 2006 and 2005. Our purchases balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers. We may not continue to purchase such excess shares in the future. Accordingly, if the aggregate number of shares offered for sale exceeds the aggregate number of shares sought to be purchased by authorized buyers, and we elect not to participate in a trade or otherwise limit our participation in a trade, our stockholders may be unable to sell all the shares they desire to sell in the limited market. Because no other market exists for our stock, our stockholders may be unable to sell all the shares they desire to sell. In addition, if a limited market trade were undersubscribed and prorated or the liquidity of our stock in the limited market were otherwise impaired, the stock price, as set by the board of directors, could be adversely impacted because the independent appraiser could apply or increase any liquidity discount used in valuing our stock.

During fiscal 2006 and 2005, the trustees of certain of our retirement and benefit plans purchased an aggregate of 1,875,484 and 2,294,161 shares, respectively, in the limited market. These purchases accounted for approximately 14.4% and 18.5% of the total shares purchased by all buyers in the limited market during fiscal 2006 and 2005, respectively. Such purchases may change in the future, depending on the levels of participation in and contributions to such plans and the extent to which such contributions are invested in Class A common stock. In addition, the trustees of our retirement plans are not permitted to purchase shares of our Class A common stock unless the stock price established by the board of directors is determined in good faith by the plan fiduciaries, in reliance on an appraisal by an independent appraiser, among other factors, to be the fair market value of the shares. If the trustees of our retirement plans are not permitted to purchase shares of our Class A common stock, the liquidity of our stock and our stock price would be adversely impacted.

To the extent that purchases by the trustees of our retirement and benefit plans decrease, and purchases by us decrease or do not increase, the ability of stockholders to resell their shares in the limited market will likely be adversely affected. Although all shares of Class A common stock offered for sale were sold in the limited market on each trade date occurring during fiscal 2006 and 2005, a stockholder desiring to sell all or a portion of his or her shares of our Class A common stock on any future trade date in the limited market may not be able to do so.

To the extent that the aggregate number of shares sought to be purchased by authorized buyers exceeds the aggregate number of shares offered for sale by stockholders, we may, but are not obligated to, sell authorized but unissued shares of Class A common stock in the limited market. In making this determination, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the over subscription in the limited market. The final determination is not made before the trade date. In fiscal 2006 and 2005, we did not sell any shares of Class A common stock in the limited market as the number of shares sought to be purchased by authorized buyers did not exceed the number of shares offered for sale by stockholders. To the extent that we choose not to sell authorized but unissued shares of Class A common stock in the limited market, the ability of individuals to purchase shares in the limited market may be adversely affected. We cannot assure our stockholders that they will be able to buy shares of our Class A common stock on any future trade date in the limited market.

USE OF PR OCEEDS

We are offering shares of Class A common stock to present and future employees, consultants and directors, which includes shares that are anticipated to be offered and sold directly by our stockholders in our limited market, which shares may be attributable to us by the SEC. We will not receive any proceeds from sales made by our stockholders, even when such sales are attributable to us by the SEC. We will receive proceeds only from sales made directly by us, if any. The net proceeds to be received by us from the sale of shares of Class A common stock we offer, after deducting expenses payable by us which are estimated to be $85,000, will be used for working capital and general corporate purposes.

DETERMINATION OF OF FERING PRICE

Valuation Process

Our board of directors has historically determined the price of the Class A common stock using the valuation process described below. In establishing the stock price, the board of directors considers a broad range of valuation data and financial information, including analysis provided by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., or HLHZ, our independent appraisal firm. The board also considers valuation data and financial information relating to publicly traded companies considered by our appraiser to be comparable to SAIC or relevant to the valuation of our stock. The valuation process includes the valuation formula set forth below, which has an earnings component and an equity component and includes a variable called the market factor. After considering the analysis of the independent appraisal firm and other valuation data and information, the board of directors sets the market factor at the value that causes the formula to yield a stock price that the board believes represents a fair market value for the Class A common stock within a broad range of financial criteria. The stock price and market factor, as determined by the board of directors, remain in effect until subsequently changed by the board of directors or its designated committee.

The Class A common stock is traded in the limited market maintained by Bull, Inc. at the stock price determined by the board of directors. In accordance with our certificate of incorporation, the price of the Class B common stock is equal to 20 times the stock price applicable to the Class A common stock.

Role of Appraiser

In conjunction with the board of directors’ valuation process, HLHZ performs an appraisal of our Class A common stock using market multiple analysis of comparable public companies as part of its methodology to value SAIC as a whole and major business areas of SAIC.

In its appraisal of our stock, HLHZ may apply, and from time to time has applied, a liquidity discount based on its assessment of the liquidity provided by the limited market. HLHZ provides substantial valuation data and analysis, which the board relies upon, among other factors, in establishing the stock price. The data and analysis include the reasonable range of fair market value established by the appraisers. In establishing the range of fair market value, the appraiser considers, among other things, the volatility of the stock prices and implied volatility of stock options of the comparable companies and any significant publicly traded securities that we may own. After the board has established the stock price, HLHZ reviews the price and provides an opinion letter to the board of directors and the SAIC retirement plans committee as to whether the stock price appears to reflect the fair market value of our stock. The trustees of our retirement plans are not permitted to purchase shares of our Class A common stock unless the stock price established by the board of directors is determined in good faith by the plan fiduciaries, in reliance on an appraisal by an independent appraiser, among other factors, to be the fair market value of the shares. If the trustees of our retirement plans are not permitted to purchase shares of our Class A common stock, the liquidity of our stock and our stock price would be adversely impacted.

Stock Price Formula

The following formula is used in the valuation method:

The price per share is equal to the sum of

(1)    a fraction, the numerator of which is our stockholders’ equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of our publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders’ equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock or similar transactions closed, as of the valuation date (“E”) and the denominator of which is the number of outstanding common shares and common share equivalents at the end of such fiscal quarter (“W(1)”) and

(2)    a fraction, the numerator of which is 5.66 multiplied by the market factor (“M” or “market factor”), multiplied by our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries (“P”), and the denominator of which is the weighted average number of outstanding common shares and common share equivalents for those four fiscal quarters, as used by us in computing diluted earnings per share (“W”).

The formula, shown as an equation, is as follows:

Stock Price =	E	+	5.66MP
	W(1)		W

The number of outstanding common shares and common share equivalents described above in the formula assumes that each share of Class B common stock is converted into 20 shares of Class A common stock.

The board of directors first used a valuation formula in establishing the price of the Class A common stock in 1972. The valuation formula has periodically been modified ever since. The market factor concept was first added to the formula in 1973. The 5.66 factor was added to the formula in 1976 as a constant to cause the price generated by the formula to reflect a fair market value of the Class A common stock. In 1984, the board of directors, with the assistance of an outside appraisal firm, began its current practice of establishing the value of the market factor to reflect the broad range of business, financial and market forces that also affect the fair market value of the Class A common stock. In 2001, the board of directors approved the modifications of the definitions of the “E” or the stockholders’ equity component and “P” or the earnings component of the formula. Before approving these changes to the formula, the board of directors consulted with HLHZ and then determined that these definitional changes were appropriate and that our valuation process would continue to generate a fair market value of the Class A common stock within a broad range of financial criteria.

Other Valuation Considerations

In determining the price of the Class A common stock, the board of directors considers many relevant factors, including:

•	valuation input from HLHZ

•	the performance of the general securities markets and relevant industry groups

•	our historical financial performance versus comparable public companies

•	the prospects for our future performance

•	the value of our investments

•	general economic conditions

•	general capital market considerations

•	other factors the board of directors deems appropriate

Although orders to buy or sell shares of Class A common stock in the limited market must be entered prior to the board’s determination of the stock price, this information is not made available to the board of directors and is not a consideration in determining the price. However, if we elect not to purchase shares in the limited market to fully balance an undersubscribed trade, this could impact both the current and subsequent valuations of our stock.

Review of Stock Price

Our board of directors has historically reviewed the stock price at least four times each year, generally during its regularly scheduled board meetings, approximately one week before the four predetermined trade dates. Due to the uncertainty of the completion date of the proposed public offering, the limited market trades and retirement plan transactions have not occurred on a regular basis and the stock price has only been reviewed by the board of directors as necessary to support such trades. When a trade does occur, the board of directors reviews the stock price during the period between a board meeting and the trade date to determine whether the stock price continues to represent a fair market value, and if necessary, modifies the price. The board of directors has authorized its stock policy committee to conduct this review, and, in some instances, the stock policy committee has conducted this review.

Modification of Valuation Process

The board of directors has broad discretion to modify the valuation process. However, the board of directors does not anticipate changing the valuation process unless:

•	a change in the formula or any other aspect of the valuation process used to value the Class A common stock is required under applicable law

•	in the good faith exercise of its fiduciary duties and after consultation with our independent accountants as to whether the change would result in a charge to earnings upon the sale of Class A common stock, the board of directors, including a majority of the directors who are not our employees, determines that the valuation process no longer results in a fair market value for the Class A common stock

•	in the good faith exercise of its fiduciary duties, the board of directors, including a majority of directors who are not our employees, after consulting with an independent appraisal firm, determines that a change in the formula or any other aspect of the valuation process is appropriate and that the stock price established by the board of directors through the modified valuation process reflects a fair market value of the Class A common stock

Historical Stock Prices

The following table sets forth information concerning the stock price for the Class A common stock, the applicable price for the Class B common stock and each of the variables contained in the formula, including the market factor, in effect for the periods beginning on the dates indicated. There can be no assurance that the Class A common stock or the Class B common stock will in the future provide returns comparable to historical returns or that the price will not decline.

The values of the variables of the stock price formula presented in the following table reflect the financial data that existed at the time of each stock price determination and have not been adjusted to reflect the restatement of our consolidated financial statements in fiscal 2003, 2004 and the first quarter of fiscal 2005 or Telcordia discontinued operations.

Date	Market Factor	“E” or Adjusted Stockholders’ Equity(1)	“W1” or Shares Outstanding(2)	“P” or Adjusted Earnings(3)	“W” or Weighted Avg. Shares Outstanding(4)	Price Per Share of Class A Common Stock	Price Per Share of Class B Common Stock	Percentage Price Change(5)
July 16, 2004	2.20	$2,261,422,000	191,943,098	$386,692,000	188,653,945	$37.31	$746.20	(0.1)%
October 8, 2004	2.30	$2,283,435,000	189,671,084	$378,169,000	188,637,287	$38.14	$762.80	2.2%
January 14, 2005	2.50	$2,304,706,000	188,204,746	$376,716,000	188,302,652	$40.55	$811.00	6.3%
April 8, 2005	2.80	$2,891,459,000	186,780,832	$317,202,000	187,634,157	$42.27	$845.40	4.2%
June 10, 2005	2.90	$2,800,164,000	183,331,888	$300,756,000	186,096,747	$41.80	$836.00	(1.1)%
October 7, 2005	2.80	$2,834,277,000	181,337,258	$322,016,000	183,804,842	$43.39	$867.80	3.8%
December 23, 2005	2.90	$2,838,172,000	179,685,724	$311,605,000	181,872,078	$43.92	$878.40	1.2%
January 6, 2006	2.90	$2,838,178,000	179,685,724	$311,605,000	181,872,078	$43.92	$878.40	0%
May 5, 2006	2.90	$2,813,647,000	175,219,381	$350,386,000	179,717,826	$48.06	$961.20	9.4%

(1)	“E” is our stockholders’ equity at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur, adjusted to reflect the value of publicly traded equity securities classified as investments in marketable securities, as well as the profit or loss impact, if any, on stockholders’ equity arising from investment activities, non-recurring gains or losses on sales of business units, subsidiary common stock, or similar transactions closed, as of the valuation date.

(2)	“W1” is the number of outstanding common shares and common share equivalents at the end of the fiscal quarter immediately preceding the date on which a price determination is to occur.

(3)	“P” is our operating income for the four fiscal quarters immediately preceding the price determination, net of taxes, excluding investment activities, losses on impaired intangible assets, non-recurring gains or losses on sales of business units, subsidiary common stock and similar items, and including our equity in the income or loss of unconsolidated affiliates and the minority interest in income or loss of consolidated subsidiaries. The aggregate amount of these items on a pre-tax basis is disclosed as “segment operating income” in our consolidated quarterly and annual financial statements filed with the SEC. The operations of our former subsidiary, Telcordia Technologies, Inc. were classified as discontinued operations as of January 31, 2005 and are no longer reflected in operating income. Beginning with the April 8, 2005 stock price determination, the “P” variable of the formula no longer includes the operations of Telcordia Technologies, Inc. The amounts shown for “P” prior to April 8, 2005 have not been adjusted to reflect the discontinued operations classification.

(4)	“W” is the weighted average number of outstanding common shares and common share equivalents for the four fiscal quarters immediately preceding the price determination, as used by us in computing diluted earnings per share.

(5)	Value shown represents the percentage change in the price per share of Class A common stock from the prior valuation.

DIRECT STOCK PURCHASE PROGRAM

Under our direct stock purchase program, our employees, directors and consultants are eligible to purchase Class A common stock in the limited marked on a trade date at the stock price determined by our board of directors. The purchase of Class A common stock in the limited market is restricted to:

(i) current employees of SAIC and eligible subsidiaries who desire to purchase Class A common stock in an amount that does not exceed a pre-approved limit established by the board of directors or a designated committee of the board, currently $20,000

(ii) current employees, consultants and non-employee directors of SAIC and eligible subsidiaries who have been specifically approved by the board of directors or a designated committee or subcommittee to purchase a specified number of shares which may exceed the pre-approved limit, and

(iii) trustees or agents of the retirement and benefit plans of SAIC and its eligible subsidiaries.

These employees, consultants, directors, trustees and agents are referred to as authorized buyers. No one, other than these authorized buyers, is eligible to purchase Class A common stock in the limited market. Employees may not request to both buy and sell Class A common stock in the same trade. Receipt of this prospectus does not entitle the recipient to automatically participate in the limited market.

Pre-approved Employee Purchases

Employees of SAIC and eligible subsidiaries are currently pre-approved by a designated committee or subcommittee of the board to purchase up to approximately $20,000 worth of Class A common stock in the limited market on a trade date. The minimum number of shares that may be purchased in a limited market trade is adjusted each trade to approximately $500 of Class A common stock. The board of directors or a designated committee or subcommittee may modify the amount of the pre-approved purchase and the minimum purchase at any time in its sole discretion.

Offer Cycle Purchases Subject to Approval

The board or a designated committee or subcommittee of the board may limit a current employee’s purchase to no more than $20,000 of Class A common stock in any one trade, and in fact, it has imposed such limitations for the limited market trades held in October 2005 and January 2006 and the limited market trade scheduled for June 30, 2006. If the board or a designated committee or subcommittee determines that employees may request to purchase more than $20,000 in a particular limited market trade, a process for the employee to obtain approval for the purchase will be implemented. This process is commonly referred to as the offer cycle.

Employees on leave of absence for personal reasons (other than military leave, medical leave and family leave), non-employee directors and consultants are ineligible to purchase stock pursuant to the pre-approved employee purchase process. These individuals may offer to purchase Class A common stock in the limited market if, and to the extent, approved by the board of directors or a designated committee or subcommittee. If approved, eligible participants must submit any request to purchase Class A common stock (even those less than $20,000) through the offer cycle prior to the trade date by a pre-established deadline.

Miscellaneous

The direct stock purchase program is not subject to the Employee Retirement Security Act of 1974 (ERISA). There is no income tax withholding or assessment required at the time of the stock purchase. A taxable event occurs upon the sale or other disposition of the shares. The direct stock purchase program is not a qualified trust under Section 401(a) of the Internal Revenue Code.

The board of directors and a designated committee or subcommittee make determinations relating to the eligibility and participation limits and certain higher level policy aspects of the program. SAIC’s Executive Vice President for Administration makes administrative decisions concerning the program.

As previously announced, we now plan to complete the public offering in the Fall of 2006, and a limited market trade has been scheduled for June 30, 2006. If the public offering is completed on our current schedule, the June 2006 limited market trade will be the last limited market trade. If, however, the public offering is postponed, we intend to conduct a limited market trade at the same time as the retirement plans trades until the public offering process recommences. In addition to the trades currently scheduled for June 30, 2006 (retirement plans and limited market trades), a retirement plans trade has been scheduled for October 27, 2006 and at least three additional dates for retirement plans trades will be announced, at which a limited market trade also may be held if the public offering is postponed.

You should not construe the contents of this prospectus or any prior or subsequent communications from us, whether written or oral, as investment, tax or legal advice. This prospectus and its exhibits should be reviewed by your investment, tax or other advisors, accountants and/or legal counsel.

Additional Information

Our stockholders receive a report of their SAIC stock account annually. Additional information about purchasing Class A common stock in the limited market under the direct stock purchase program or the program’s administrators may be obtained by calling SAIC’s Stock Programs/Bull, Inc. during normal business hours at (800) 785-7764 or writing to them at our principal executive offices, 10260 Campus Point Drive, San Diego, CA 92121.

PLAN OF DISTRIBUTION

Class A Common Stock Offered by or Attributed to SAIC

The shares of Class A common stock offered by us may be offered directly or contingently to present, future and potential employees, directors and consultants of SAIC and eligible subsidiaries. We believe that our success depends on our employees, directors and consultants. Therefore, our general policy is to offer these persons opportunities to acquire SAIC Class A common stock as an incentive to become or remain employed by, or affiliated with, us or our affiliates.

As described above under “Direct Stock Purchase Program,” the board of directors or a designated committee or subcommittee is authorized to offer shares of Class A common stock to the authorized buyers. These sales may be made in our limited market or made directly by us from time to time. In addition, a stockholder may offer to sell shares in our limited market and these sales may be attributed to us by the SEC. Our certificate of incorporation provides that all shares of Class A common stock are subject to a right of first refusal and a right of repurchase by us upon termination of employment or affiliation by an individual stockholder. The repurchase restriction does not apply to qualified employees who have elected to have us defer our repurchase rights by entering into a repurchase deferral agreement with us.

Class A Common Stock Offered by the Selling Stockholders

The selling stockholders whose shares of Class A common stock are also being offered under this prospectus may offer 1,061,275 shares of Class A common stock. The selling stockholders will not be treated more favorably than other stockholders selling in our limited market. Like all stockholders selling shares in the limited market (other than our retirement plans), the selling stockholders will pay a sales commission to our wholly-owned, broker-dealer subsidiary, Bull, Inc.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue

•	1,000,000,000 shares of Class A common stock

•	5,000,000 shares of Class B common stock

•	3,000,000 shares of preferred stock

As of May 17, 2006, 169,163,606 shares of Class A common stock, 206,147 shares of Class B common stock and no shares of preferred stock were issued and outstanding.

As of May 17, 2006, there were 39,330 record holders of Class A common stock and 189 record holders of Class B common stock.

Common Stock

General

Voting

Except as otherwise provided by law, the holders of shares of Class A and Class B common stock vote together as a single class in all matters. Each holder of Class A common stock has one vote per share and each holder of Class B common stock has 20 votes per share.

All the holders of common stock are entitled to cumulate their votes for the election of directors. This means that each Class A stockholder can cast the number of votes that equals the number of shares of Class A common stock held multiplied by the number of directors to be elected. Each Class B stockholder can cast 20 times the number of shares of Class B common stock held multiplied by the number of directors to be elected. Each stockholder may cast all of their votes for a single nominee or may distribute them among any two or more nominees as the stockholder sees fit.

In connection with this cumulative voting system, the board of directors has adopted a policy whereby any nominee for director in an uncontested election (i.e., an election in which the number of nominees does not exceed the number of directors to be elected) who receives a greater number of votes “withheld” from his or her election than voted “for” such election will tender his or her resignation for consideration by the Nominating and Corporate Governance Committee. In such a circumstance, the Nominating and Corporate Governance Committee will recommend to the board of directors the action to be taken with respect to such offer of resignation, and the board of directors will promptly disclose its decision as to whether or not to accept or reject the tendered resignation in a press release, current report on Form 8-K filed with the SEC or some other permissible manner.

Classified Board of Directors

Our certificate of incorporation provides for a classified board of directors consisting of three classes which shall be nearly as equal in number as possible. The number of authorized directors is currently fixed at 12 directors, with four directors serving in each of Class I, Class II and Class III. Each year the stockholders elect a different class of directors to serve a three-year term. Classification of the board of directors requires a greater number of votes to ensure the election of a director than would be required without the classification.

Dividends

Subject to the rights of any preferred stockholders, the common stockholders have the right to receive dividends that our board of directors declares and to share proportionately in our assets in the event of liquidation or dissolution, after payment of any amounts due to creditors. Any dividend or distribution made with respect to a share of Class B common stock must be 20 times the dividend or distribution made with respect to each share of Class A common stock.

Reclassification

Neither class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the relative powers, preferences, rights, qualifications, limitations and restrictions applicable to the other class of common stock are maintained.

Prohibition on Issuance of Class B Common Stock

Under the terms of our certificate of incorporation, we are prohibited from issuing any additional shares of Class B common stock. The holders may convert each share of Class B common stock at any time into 20 shares of Class A common stock. We will retire all shares of Class B common stock that we reacquire and those shares will not be available for reissuance.

Mergers, Consolidations or Business Combinations

In any merger, consolidation or business combination to which we are a party, other than one in which we are the surviving corporation and which does not result in any reclassification of or change in the outstanding shares of common stock, each share of Class B common stock is entitled to receive 20 times the consideration to be received with respect to each share of Class A common stock.

Mergers with Related Persons

Our certificate of incorporation generally requires that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having 80% of our outstanding voting power, as well as by the holders of a majority of such securities that are not owned by the related person. A related person means any holder of 5% or more of our outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

The 80% and majority of independent voting power requirements of our certificate of incorporation will not apply, however, to a business combination with a related person, if the transaction

(1)    is approved by our board of directors before the related person acquired beneficial ownership of 5% or more of our outstanding voting power, or

(2)    is approved by at least a majority of the members of our board of directors who are not affiliated with the related person and who were directors before the related person became a related person, or

(3)    involves only us and one or more of our subsidiaries and certain other conditions are satisfied.

Amendment of Charter

The amendment of certain provisions of our certificate of incorporation and bylaws require the approval of at least two-thirds of the total voting power of all of our outstanding shares of voting stock. These provisions relate to the number of directors, the election of directors and the vote of stockholders required to modify the provisions of the certificate of incorporation and bylaws requiring these approvals.

Transfer Agent

Mellon Investor Services LLC is the transfer agent for both the Class A and Class B common stock.

Restrictions on Class A Common Stock

The shares of Class A common stock are subject to restrictions under our certificate of incorporation, including:

Right of Repurchase upon Termination of Employment or Affiliation

Generally, shares of Class A common stock are subject to a right of repurchase upon the termination of the stockholder’s employment or affiliation with us. Since September 1, 2005, we have suspended repurchasing shares upon termination of employment or affiliation pending completion of the proposed merger and public offering.

Our right of repurchase does not apply to shares of Class A common stock that are held by a stockholder who received the shares

•	in connection with our reorganization in 1984 in exchange for shares that were not subject to a right of repurchase upon termination of employment or affiliation

•	upon exercise of a non-qualified stock option granted before October 1, 1981 under our 1979 Stock Option Plan that were not converted into incentive stock options

•	in exchange for shares of Class B common stock that were not subject to a right of repurchase upon termination of employment or affiliation

•	in connection with a stock dividend or a stock split on the outstanding shares of Class A common stock which have been issued under any of the circumstances described in the bullet points above

Our right of repurchase will apply to all shares of Class A common stock which the stockholder has the right to acquire after his or her termination of employment or affiliation under

•	any of our employee benefit plans, except the SAIC Retirement Plan or any other retirement or pension plan that we or one of our subsidiaries adopt that does not provide us the repurchase right

•	any option or other contractual right to acquire shares of Class A common stock which was in effect at the date of the termination of employment or affiliation

Our right of repurchase is exercised by mailing a written notice to the stockholder within 60 days following termination of employment or affiliation.

If we repurchase the shares, the price will be the stock price per share on the date

•	of the termination of employment or affiliation, for shares owned by the stockholder on that date or shares acquired after that date in connection with options or other contractual right which were in effect on that date or

•	the shares are distributed to the holder, for shares distributed to the holder after termination of employment or affiliation in connection with any of our employee benefit plans

If we repurchase the shares, we will pay for the shares in cash within 90 days of the date used to determine the repurchase price.

With respect to stock options issued after March 1, 2001, if the holder exercises these options within 6 months of termination or within the proper time after termination, our right of repurchase becomes effective 180 days after the option shares are purchased. If we repurchase the shares, the price will be the share price in effect on the 180th day after the option was exercised. Our right of repurchase is exercised by mailing written notice to the holder within 240 days after the exercise and paying for such shares within 270 days after the exercise.

With respect to vesting shares granted under our 1984 Bonus Compensation Plan in 2006 or later, we have the right to repurchase all or any portion of the shares that continues to vest: (i) after the date that is one hundred eighty (180) days prior to the date of termination of stockholder’s affiliation; and (ii) during a Special Retirement (as defined below). Our right to repurchase becomes effective 180 days after the first, second, third and fourth anniversaries of the grant date. If we repurchase the shares, the price will be the share price in effect on the anniversary of the grant date immediately preceding the date on which we exercise our right of repurchase. Our right of repurchase is exercised by mailing written notice to the holder within 240 days after a grant date anniversary and paying for such shares within 270 days of such grant date anniversary. Special Retirement means any of the following: (i) when the stockholder retires after reaching age 59 1/2 and has at least 10 years of service; (ii) when the stockholder retires any time after age 59 1/2 when the stockholder’s age plus years of service equals at least 70; or (iii) if the stockholder is a director or an executive officer at retirement, when the stockholder retires after reaching the applicable mandatory retirement age, regardless of years of service.

With respect to shares distributed under our Management Stock Compensation Plan and Key Executive Stock Deferral Plan after termination of employment or affiliation, our right of repurchase becomes effective 210 days after distribution, which we refer to as the effective date. Our right of repurchase is exercised by mailing written notice to the stockholder within 60 days following the effective date. If we repurchase the shares, the price will be the stock price per share on the effective date.

We may, but are not obligated to, defer our right of repurchase by entering into a deferral agreement with qualified stockholders. Under the deferral agreement, we defer our right of repurchase on qualified stockholders’ direct stock holdings for a specific period of time. During the deferral period, the stockholder may offer to sell shares in our limited market.

Right of First Refusal

If a stockholder wants to sell any shares of Class A common stock other than in the limited market, the stockholder must give notice first to our corporate secretary. The notice must include the following:

•	a statement signed by the stockholder that he or she wants to sell shares of Class A common stock and has received a valid offer to purchase the shares

•	a statement signed by the person offering to buy the shares that includes the following: the intended purchaser’s full name, address and taxpayer identification number; the number of shares to be purchased; the price per share to be paid; the other terms under which the purchase is intended to be made; and a representation that the offer, under the terms specified, is valid

•	if the purchase price is payable in cash, a copy of a certified check, cashier’s check or money order payable to the stockholder from the purchaser in the amount of the purchase price to be paid in cash

We have the right to purchase the shares from the stockholder within 14 days on the same terms described in the notice. If we do not exercise this right, the holder may sell the shares within 30 days to the person at the price and on the terms identified in the notice. The holder may not sell the shares to any other person or at any different price or on any different terms without first re-offering the shares to us.

Transfers Other than by Sale

Except for sales in our limited market and as described above, a stockholder may not sell, assign or transfer any shares of Class A common stock without our prior written approval. We may require the person to whom the shares are transferred to agree to hold the shares subject to our right to repurchase the shares upon the termination of employment or affiliation of the employee, director or consultant who is transferring the shares.

Lapse or Waiver of Restrictions

All of the restrictions on the Class A common stock will automatically terminate if we make an underwritten public offering of either class of our common stock or apply to have any class of our common stock listed on a national securities exchange. In addition, our board of directors may waive any or all of the restrictions on shares of Class A common stock in other circumstances deemed appropriate.

Preferred Stock

Under our certificate of incorporation, the board of directors may issue shares of preferred stock at any time in one or more series without stockholder approval. Further, the issuance of preferred stock must be approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to independent legal counsel. The board of directors determines the designations, preferences and relative rights, qualifications and limitations of each series. Each series of preferred stock could rank senior to the Class A and Class B common stock with respect to dividend, redemption and liquidation rights.

Holders of preferred stock would not have any preferential right to purchase any shares of our capital stock. We do not have any present plan to issue any shares of preferred stock.

Anti-Takeover Effects

The combined effect of a variety of provisions may discourage, delay or prevent attempts to acquire control of us that are not approved by the board of directors. These provisions include:

•	the classification of our board of directors into three different classes

•	the cumulative voting rights of the stockholders

•	the supermajority vote requirements for mergers or business combinations with related persons

•	the provisions of the certificate of incorporation and bylaws requiring two-thirds approval for certain amendments to the certificate of incorporation or bylaws

•	our right of first refusal

•	our right of repurchase upon termination of employment or affiliation

These provisions may have the effect of discouraging takeover attempts that some stockholders might consider to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the stock price available in our limited market.

These provisions may also make it more difficult for individual stockholders or a group of stockholders to elect directors. However, our board of directors believes that these provisions are in the best interests of us and our stockholders. These provisions may encourage potential acquirers to negotiate directly with our board of directors, which is in the best position to act on behalf of all stockholders.

SELLING STOCKHOLDERS

Each of the selling stockholders is or has been a director and/or officer of us within the past three years. The following table presents information as of May 17, 2006 regarding the number of shares of Class A common stock owned by each selling stockholder. Shares issuable upon the exercise of stock options that are exercisable within 60 days of May 17, 2006 and shares allocated to the selling stockholder’s accounts as of May 17, 2006 under our employee benefit plans are included. The information shown is adjusted to reflect the sale of all shares of Class A common stock being offered by each selling stockholder. The table does not give effect to the sale of any shares of Class A common stock being offered by us. Except as indicated below, all the shares are owned of record and beneficially. The percentage of shares owned is based upon the total number of outstanding shares of Class A common stock at May 17, 2006.

The Other Selling Stockholders Group listed in the following table is comprised of 13 directors and officers that together held less than 1% of Class A common stock immediately prior to the offering.

	Shares Owned Prior to Offering		Number of Shares Being Offered	Shares Owned After the Offering
Name and Position	Number(1)	Percentage		Number(1)	Percentage
W.A. Roper, Jr Executive Vice President	485,546	*	100,000	385,546	*
J.H. Warner, Jr Director, Executive Vice President and Chief Administrative Officer	404,153	*	80,000	324,153	*
Other Selling Stockholders Group	1,677,554	*	881,275	796,279	*

(1)	Includes shares that are owned of record by family members and/or trusts.

*	Represents less than 1% of both:

•	the outstanding shares of Class A common stock and

•	the outstanding shares of Class A common stock assuming that each outstanding share of Class B common stock is converted into 20 shares of Class A common stock.

Based upon the total number of shares of Class A and Class B common stock outstanding at May 17, 2006 and assuming that each outstanding share of Class B common stock is converted into 20 shares of Class A common stock, all of the selling stockholders as a group own 1.47% of common stock before the offering and would own 0.86% after the offering.

The number of shares of Class A common stock sold by any of the selling stockholders pursuant to this prospectus may not exceed, during any three month period, one percent of the total outstanding shares of common stock of SAIC.

The 1,061,275 shares of Class A common stock registered for sale by the selling stockholders listed above represent the maximum number of shares these stockholders may sell in accordance with this prospectus. Of the 1,500,000 shares of Class A common stock offered by selling stockholders under our prospectus dated March 2, 2005, as of May 17, 2006, 438,725 were actually sold by those stockholders.

LEGAL MATTERS

The legality of the Class A common stock being offered hereby has been reviewed for us and the selling stockholders by Douglas E. Scott, Esq., Senior Vice President, General Counsel and Secretary of SAIC, San

Diego, California. As of May 17, 2006, Mr. Scott owned of record 72,448 shares of Class A common stock, beneficially owned a total of 33,226 shares through our retirement plan and key executive stock deferral plan, had the right to acquire an additional 103,000 shares pursuant to vested stock options and upon future vesting, will have a right to acquire an additional 117,000 shares pursuant to previously granted stock options.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-8 to register the shares of Class A common stock being offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of Class A common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings.

You may read and copy any document we file with the SEC at its Public Reference Room, 100 F Street, N.E., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain information we have filed with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.

We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended January 31, 2006

•	Current Reports on Form 8-K filed with the SEC on February 1, 2006, March 1, 2006, March 20, 2006, March 27, 2006, April 3, 2006, April 6, 2006, May 8, 2006 and May 23, 2006.

•	Proxy Statement filed with the SEC on May 31, 2006

•	All reports we have filed pursuant to Section 13(a) or 15(d) of the Exchange Act since January 31, 2006 up to the effective date of this prospectus

•	The description of the Class A common stock, par value $.01 per share, contained in our registration statement on Form 8-A, which was filed with the SEC and declared effective as of August 23, 1984, as amended on April 28, 1998 and September 13, 1999, and including any other amendment or report filed for the purpose of updating such description

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the filing of a post-effective amendment that indicates all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

SAIC hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934

(and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

You may request a copy of these filings, at no cost, by writing to or telephoning our corporate secretary at the following address and telephone number:

Science Applications International Corporation

10260 Campus Point Drive

San Diego, California 92121

Attention: Corporate Secretary

Tel: (858) 826-6000

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

INDEMNIFICATION

Section 102 of the General Corporation Law of the State of Delaware (GCL) allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit.

Consistent with Section 102 of the GCL, our restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

Section 145 of the GCL provides a Delaware corporation with the power to indemnify its officers and directors in certain circumstances. Under subsection (a) of Section 145 of the GCL, a Delaware corporation may indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

Under subsection (b) of Section 145, a Delaware corporation may indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith. The indemnification rights provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. A Delaware corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

Our restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by GCL, subject to limited exceptions, and under specified circumstances advance and pay their expenses in defending any proceedings to the fullest extent not prohibited by applicable law. We are authorized by the GCL to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees and to enter into separate indemnification agreements with our directors and executive officers. We currently maintain certain directors and officers’ coverage, and we have entered into indemnification agreements with our directors, executive officers and board-appointed officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted under our amended and restated certificate of incorporation or otherwise to our directors, officers, or controlling persons of SAIC, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of SAIC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

5,872,426 Shares

Class A Common Stock

PROSPECTUS

June 1, 2006